Exhibit 99.3

SOLAI LIMITED

428 South Seiberling Street

Akron, Ohio

United States of America

PROXY STATEMENT

General

The board of directors of SOLAI Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders of the Company to be held on August 14, 2026 at 10:00 a.m., New York time (the “EGM”). The EGM will be held at 428 South Seiberling Street, Akron, Ohio, United States of America.

This Proxy Statement and the proxy form can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://ir.solai.com/.

Record Date, Share Ownership and Quorum

Only holders of the Company’s Class A ordinary shares, par value US$0.00005 per share (“Class A Ordinary Shares”), Class B ordinary shares, par value US$0.00005 per share (“Class B Ordinary Shares”), Class A preference shares, par value US$0.00005 per share (“Class A Preference Shares”) and Class A II preference shares, par value US$0.00005 per share (“Class A II Preference Shares”, and together with Class A Ordinary Shares, Class B Ordinary Shares and Class A Preference Shares, “Shares”) of record at the close of business on July 20, 2026, New York time (the “Record Date”) are entitled to attend and vote at the EGM. Holders of American Depositary Shares (“ADSs”) issued by Deutsche Bank Trust Company Americas and representing the Company’s Class A Ordinary Shares are not entitled to attend or vote at the EGM. These holders of ADSs will be able to instruct Deutsche Bank Trust Company Americas, the holder of record of such Class A Ordinary Shares (through a nominee), as to how to vote the Class A Ordinary Shares which are represented by such ADSs, and which Deutsche Bank Trust Company Americas, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the EGM in accordance with the instructions which it has properly received from such ADS holders.

One or more shareholders holding in aggregate not less than one-third of the voting power of the Shares of the Company in issue carrying a right to vote at such meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote shall be a quorum for all purposes.

Voting and Solicitation

Each Class A Ordinary Share, Class B Ordinary Share, Class A Preference Share and Class A II Preference Share issued and outstanding as of the close of business on the Record Date is entitled to one vote, ten votes, 10,000 votes and 400,000 votes, respectively, on a poll. On a show of hands, every shareholder present in person and every person representing a shareholder by proxy shall each have one vote. A resolution put to the vote at the EGM will be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the EGM, or (ii) any one or more shareholders, holding one-tenth of the paid-up Shares given a right to vote at such meeting or one-tenth of the total voting rights entitled to vote at such meeting, present in person or by proxy or, in the case of a shareholder being a corporation or other non-natural person, by its duly authorized representative or by proxy.

Copies of solicitation materials will be furnished to all holders of Shares and ADSs of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Shares

When proxy forms are properly dated, executed and returned by holders of Shares, the Shares they represent will be voted by the proxy holder at the EGM, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in the discretion of such proxy holder and, where the chairman of the EGM is the proxy holder, he will vote in favor of the items set forth in the proxy form. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the EGM, or at any adjournment thereof. Abstentions by holders of Shares are not included in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but will be counted for the purposes of determining the quorum, as described above).

Voting by Holders of ADSs

As the holder of record for all the Class A Ordinary Shares represented by the ADSs (through a nominee), only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the EGM.

We have requested Deutsche Bank Trust Company Americas, as depositary of the ADSs, to distribute to all owners of ADSs at the close of business on the Record Date an ADS voting card. Upon the timely receipt from an owner of record of ADSs of written voting instructions in the manner specified, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Deutsche Bank Trust Company Americas will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described below.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to Deutsche Bank Trust Company Americas in a timely manner, in which case the Class A Ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or ADS voting card, as the case may be, bearing a later date, which must be received no later than at least 48 hours before the time of the EGM, or (b) for holders of Shares only, by attending the EGM and voting in person.

PROPOSAL 1

THE INCREASE OF THE AUTHORISED SHARE CAPITAL OF THE COMPANY

The Board of Directors proposes to increase the authorised share capital of the Company from US$1,940,000 divided into 38,399,870,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,000 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,000 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,000 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, to US$3,500,020,006.525 divided into 70,000,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each, by the creation of 69,961,600,130,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each (the “Share Capital Increase”).

The board of directors recommends a vote “FOR” THE ORDINARY RESOLUTION of the INCREASE OF THE AUTHORISED SHARE CAPITAL OF THE COMPANY.

PROPOSAL 2

THE SHARE CONSOLIDATION OF THE COMPANY

The Board of Directors proposes to, conditional upon and effective immediately following the Share Capital Increase, consolidate every 700 of the Company’s authorised shares (whether issued or unissued) of a nominal or par value of US$0.00005 each into 1 share of a nominal or par value of US$0.035 each (the “Share Consolidation”), such that following the Share Consolidation, the authorised share capital of the Company shall be changed from US$3,500,020,006.525 divided into 70,000,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.00005 each, 65,100 Class A Preference Shares of a nominal or par value of US$0.00005 each, 65,100 Class A II Preference Shares of a nominal or par value of US$0.00005 each and 400,000,300 Class B Ordinary Shares of a nominal or par value of US$0.00005 each to US$3,500,020,006.525 divided into 100,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.035 each, 93 Class A Preference Shares of a nominal or par value of US$0.035 each, 93 Class A II Preference Shares of a nominal or par value of US$0.035 each and 571,429 Class B Ordinary Shares of a nominal or par value of US$0.035 each.

The board of directors recommends a vote “FOR” THE special RESOLUTION of the SHARE CONSOLIDATION OF THE COMPANY.

PROPOSAL 3

THE TREATMENT OF FRACTIONAL SHARES OF THE COMPANY

Conditional upon and effective immediately following the Share Consolidation, the Board of Directors proposes to have no fractional shares issued in connection with the Share Consolidation and all fractional Class A Ordinary Shares, Class A Preference Shares and Class A II Preference Shares (after aggregating all fractional Class A Ordinary Shares, Class A Preference Shares and Class A II Preference Shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the nearest whole number of shares, whereas all fractional Class B Ordinary Shares resulting from the Share Consolidation shall instead be rounded down, resulting in the cancellation of all of the issued Class B Ordinary Shares of the Company as of the effective date of the Share Consolidation.

The board of directors recommends a vote “FOR” THE special RESOLUTION of the TREATMENT OF FRACTIONAL SHARES OF THE COMPANY.

OTHER MATTERS

We know of no other matters to be submitted to the EGM. If any other matters properly come before the EGM, it is the intention of the persons named in the enclosed form of proxy to vote the Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Law, Man San Vincent
Law, Man San Vincent
Chairman

Dated: July 24, 2026